UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 2)

Lev Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 per share
(Title of Class of Securities)

52730C101
(CUSIP Number)

Michael A. Goldstein, Esq. Becker & Poliakoff, LLP 45 Broadway New York, New York 10006 (212) 599-3322
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240. l3d-1(f) or 240.1 3d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No. 52730C101

1.	Names of Reporting Persons Judson A. Cooper I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: 16,856,153 8. Shared Voting Power: 0 9. Sole Dispositive Power: 16,856,153 10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,856,153

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☒

13.	Percent of Class Represented by Amount in Row (11): 11.7%

14.	Type of Reporting Person (See Instructions)IN

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CUSIP No. 52730C101

1.	Names of Reporting Persons Joshua D. Schein, Ph.D. I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: 17,564,664 8. Shared Voting Power: 0 9. Sole Dispositive Power: 17,564,664 10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,564,664

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☒

13.	Percent of Class Represented by Amount in Row (11): 12.2%

14.	Type of Reporting Person (See Instructions)IN

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Explanatory Note

This Amendment No. 2 to Schedule 13D is being filed by Judson A. Cooper and Joshua D. Schein, Ph.D. to amend the statements on Schedule 13D previously filed by them on January 7, 2005 and January 25, 2008. The filing persons, together with certain entities owned and/or controlled by them, filed an original Schedule 13D dated January 7, 2005 (the “Original 13D”) and an amendment to the Original 13D on January 25, 2008 (collectively, the “Prior 13Ds”). Capitalized terms which are used herein but are not defined herein shall have the meaning ascribed to them in the Prior 13Ds.

Item 1.    Security and Issuer

The class of equity security to which this statement relates is the common stock, par value, $0.01 per share (the “Common Stock”), of Lev Pharmaceuticals, Inc., a Delaware corporation (the “Issuer” or the “Company”).  The address of the principal executive office of the Issuer is 675 Third Avenue, Suite 2200, New York, New York 10017.

Item 2.    Identity and Background

(a, b, c and f) Name: This statement on Schedule 13D/A-2 (this “Statement”) is being filed by (i) Judson A. Cooper, a U.S. citizen (“Cooper”) and (ii) Joshua D. Schein, Ph.D., a U.S. citizen (“Schein”). The business address of Schein and Cooper is c/o Lev Pharmaceuticals, Inc., 675 Third Avenue, Suite 2200, New York, New York 10017. Cooper and Schein are referred to herein collectively as the “Reporting Persons.”

(d and e) During the last five years, none of the Reporting Person has been (i) convicted in a criminal proceeding excluding traffic violations or similar misdemeanors or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

As reported in the Prior 13Ds, as of January 25, 2008, an aggregate of 27,293,417 shares of the Common Stock of the Issuer was held in the name of the following entities: Prism Ventures LLC, a Delaware limited liability company (“Prism”), Newton Partners, LLC, a New York limited liability company (“Newton”), Windsor Ventures LLC, a New York limited liability company (“Windsor”), Sapphire Ventures LLC, a New York limited liability company (“Sapphire”), Tudor Technology Partners, LLC, a New York limited liability company (“Tudor”), and Entry Point Capital LLC, a New York limited liability company (“Entry Point”). Each of Schein and Cooper own 50% of Prism and Schein and Cooper are the only members of Prism. Prism is the sole member of, and owns 100% of the limited liability company interests of each of Newton, Windsor, Sapphire, Tudor and Entry Point. Mr. Cooper and Dr. Schein each reported indirect beneficial ownership of the shares of Common Stock of the Issuer held by Prism and the entities owned by Prism.

As of May 1, 2008, Prism, Newton, Windsor, Sapphire, Tudor and Entry Point collectively determined to effect a pro rata distribution of the shares of the Issuer’s Common Stock held in their name to Messrs. Cooper, Schein and certain family members of Mr. Cooper. Upon such distributions, Mr. Cooper received 13,516,968 shares of the Issuer’s Common Stock, Dr. Schein received 13,646,709 shares of the Issuer’s Common Stock and certain family members of Mr. Cooper received 129,740 shares of the Issuer’s Common Stock. Of the shares of Common Stock distributed to Mr. Cooper’s family members, 42,500 shares were issued to family members for which Mr. Cooper retains indirect beneficial ownership of such shares and the remainder of such shares were transferred to individuals for which Cooper expressly disclaims any beneficial ownership.

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Item 4.    Purpose of Transaction

The Reporting Persons hold their shares of Common Stock and securities convertible into shares of Common Stock for general investment purposes. The Reporting Persons may, from time to time, acquire additional shares of Common Stock in open market or negotiated block transactions, consistent with his investment purposes or may acquire additional securities of the Issuer through private transactions, which securities may be convertible into additional shares of Common Stock. Additionally, the Reporting Persons may from time to time sell shares of Common Stock in open market transactions or in negotiated block sales to one or more purchasers, consistent with his investment purpose. Except as described herein or otherwise reported by the Issuer in its disclosure reports filed pursuant to the Securities and Exchange Act of 1934, as amended, the Reporting Persons do not currently have plans or proposals which relate to, or would result in:

(i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(v) any material change in the present capitalization or dividend policy of the Issuer;
(vi) any other material change in the Issuer's business or corporate structure, including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
(vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or
(x) any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer

(a)(b) As a result of the transactions described in Item 3 of this Schedule 13D/A-2, the Reporting Persons may currently be deemed to be the beneficial owner of the following of the Issuer’s securities:

(i) Cooper may be deemed to be the beneficial owner of an aggregate of 16,856,153 shares of Common Stock, representing 11.7% of the outstanding shares of Common Stock of the Company. Such shares include (a) 13,527,968 shares of Common Stock; (b) 1,000,000 shares of restricted Common Stock which are deemed beneficially owned pursuant to Rule 13d-3 (excluding 1,000,000 shares of restricted Common Stock subject to vesting requirements, as described in Item 3 of the Prior 13Ds); (c) 400,000 shares of Common Stock issuable upon exercise of presently exercisable options granted in January 2007 (excluding 1,200,000 shares of Common Stock subject to vesting requirements as described in Item 3 of the Prior 13Ds); (d) 1,427,450 shares of Common Stock issuable upon exercise of presently exercisable stock options issued in 2004; and (e) 500,735 shares of Common Stock owned by certain family members of Mr. Cooper. Previously, Mr. Cooper reported indirect beneficial ownership of 27,293,417 shares of Common Stock beneficially owned by Prism and the entities owned by Prism. Mr. Cooper may be deemed to have sole voting and dispositive power over all of the shares reported in this paragraph.

(ii) Schein may be deemed to be the beneficial owner of an aggregate of 17,564,664 shares of Common Stock, representing 12.2% of the outstanding shares of Common Stock of the Company. Such shares include (a) 14,737,214 shares of Common Stock; (b) 1,000,000 shares of restricted Common Stock which are deemed beneficially owned pursuant to Rule 13d-3 (excluding 1,000,000 shares of restricted Common Stock subject to vesting requirements, as described in Item 3 of the Prior 13Ds); (c) 400,000 shares of Common Stock issuable upon exercise of presently exercisable options granted in January 2007 (excluding 1,200,000 shares of Common Stock subject to vesting requirements as described in Item 3 of the Prior 13Ds); and (d) 1,427,450 shares of Common Stock issuable upon exercise of presently exercisable stock options issued in 2004. Previously, Dr. Cooper reported indirect beneficial ownership of 27,293,417 shares of Common Stock beneficially owned by Prism and the entities owned by Prism. Dr. Schein may be deemed to have sole voting and dispositive power over all of the shares reported in this paragraph.

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(c) None other than the transactions described in Item 3.

(d) To the Reporting Persons’ knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Reporting Persons reported on herein.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Item 3 of this Schedule 13D/A-2 or in the Prior 13Ds, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, none of the Issuer’s securities beneficially owned by the Reporting Persons are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.    Material to Be Filed as Exhibits

The information reported in response to Item 7 in the Prior 13Ds is incorporated herein by reference.

Signature

After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 22, 2008
/s/ Judson Cooper
Judson Cooper

/s/ Joshua D. Schein
Joshua D. Schein

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purposed which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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